November 24, 2008

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
Washington, DC  20549-7010

RE:     CTD Holdings, Inc.
        Form 10-KSB for the fiscal year ended December 31, 2007
        File No.  000-24930

Dear Mr. Decker:

     This firm represents CTD Holdings, Inc. and has been asked by our client to respond to your letter dated November 12, 2008. For convenience, we have repeated each comment followed by CTD Holdings' response.

General

1. We note that you provided the three bullet pointed acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated September 3, 2008. Please provide the requested acknowledgements in writing directly from management with your next response letter.

Response

     We are attaching Management's acknowledgment of the requested Tandy language.

Consolidated Financial Statements

Note 1 -- Summary of Significant Accounting Policies

(g) Intangibles, page F-8

2. We note your response to comment eight from our letter dated September 3, 2008. Please show us how you will revise your disclosures to quantify the extent to which capitalized patent database costs represent internal costs compared to external costs. Please also disclose how you will differentiate between the types of costs that you consider to be adding new data (and therefore, capitalized under your policy) and the types of costs that you consider to be updating the database (and therefore, expensed under your policy). We note your disclosure in the Liquidity section of your MD&A that you expected the database to be completed by March 31, 2008. However, your November 5, 2008, response letter seems to indicate that the database has not been completed yet. Please tell us and revise future filings to disclose when you expect the database to be placed in service.

Response

     We advise staff that last week (week ending November 21, 2008), we performed an internal review and testing of the search capabilities and evaluated the query results of our patent database. We have determined the patent information we were able to obtain from searching our database is not significantly superior to other available sources for the same information, and that we were unsuccessful in achieving a commercially viable product. Therefore, we have decided to discontinue our efforts to further develop or maintain the patent database, and we will expense all costs of the patent database and the software developed in the fourth quarter of 2008. We will revise our future footnote and MD&A disclosures accordingly to disclose our recent decision to expense these previous capitalized costs, and the facts and circumstances that changed in the fourth quarter.

     While we have now expensed these costs, our following information is intended to be informational and responsive to the comments above in our original filing. The development of the patent database was performed entirely by third party vendors. We have not capitalized nor do we intend to capitalize any internal costs. We will add this information to our disclosures regarding the patent database.

The patent database project can be best described in three phases.

     Phase I was performed by a vendor to modify electronic patent data, record by record, obtained from the U.S. Patent and Trademark Office to enhance the search capabilities in our database. This phase has been completed for $65,700. These were the costs we initially believed would have an indefinite life.

     Phase II was conceived in May 2008 and was halted in November 2008 and was being developed by a second vendor. In Phase I, we determined that the future cost of continuing to modify each record to update the data base for new patents was not cost effective. And we found errors in the data modification that we needed to eliminate. Therefore, we begin to develop software that would periodically obtain updated patent information from the U.S. Patent and Trademark Office electronically, modify the data to our needs, and update our database with minimal human effort. We believed this would cost approximately $60,000 and we expect it to be completed by June 30, 2009. We estimated the software would have had an estimated useful life of approximately seven years.

     Phase III would have started once the software was complete and the database included most patents we expected to include. We expected to incur recurring costs to host and maintain the database. We also expected future costs to maintain our software to periodically update the database with new patent information. These costs were not to be capitalized, but expensed as incurred. The patent information was available at no cost from the U.S. Patent and Trademark Office and our internally developed software was to modify the data and add it to the database.

     We have set and modified a number of expected completion dates during the development of our patent database. As is common with new projects, our original budget and timeline to have the database completed was overly optimistic. We have modified our original development plan a number of times. For example, we originally planned a more manual intensive process as we started out and then changed along the way to develop software to obtain and modify the electronic data more automatically. We disclosed in our Form 10-Q for September 30, 2008, that we expected the project completion date to be June 30, 2009 and our expected budget is $125,000, which was our plan at the time we filed Form 10-Q.

     We will revise our future disclosures related to our intangible assets to remove all references to the patent database.

     We will also revise our MD&A disclosure to discuss our decision to stop our patent database project and internal software development and to expense all costs to date as having no future value.

Note 3 -- Property and Equipment, page F-8

3. We note your proposed revisions to future filings as provided in your response to comment eleven from our letter dated September 3, 2008. Please revise your impairment policy to indicate how you comply with SFAS 144, which supersedes SFAS 121. Please also confirm, if true, that you have applied the provisions of SFAS 122 since the fiscal year beginning after December 15, 2001.

Response

     We confirm that we have complied with the requirements of SFAS 144 since fiscal year beginning after December 15, 2001. The reference to SFAS 121 was an oversight in the preparation of Form 10K.

     We will revise our Footnote 1 (e) as follows:

     Property and equipment are recorded at cost. Depreciation on property and equipment is computed using primarily the straight-line method over the estimated useful lives of the assets, which range from three to forty years.

     Management reviews property and equipment for the possible impairment of long-lived assets, whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. If the estimated future cash flows are projected to be less than the carrying amount, an impairment write-down (representing the carrying amount of the long-lived asset which exceeds the present value of estimated expected future cash flows) would be recorded as a period expense. As of December 31, 2007 and 2006, there were no impairments.

Note 9 -- Income Taxes, page F-12

4. We note your proposed revisions to future filings as provided in your repose to comment twelve from our letter dated September 3, 2008. Please check the mathematical accuracy of your proposed future filing disclosures and revise them as necessary. For example, it is unclear how a $400,000 valuation allowance on $450,000 of gross deferred tax assets results in net deferred tax assets of $450,000. Please show us how you will revise your rate reconciliation as necessary for consistency.

Response

     We have reviewed our previous response and believe it to be accurate and mathematically correct. After discussing with Lisa Haynes via telephone, we believe the staff comment was due to a formatting error affecting the placement of numbers in the columns presented.

     For example, in 2006, we had a deferred tax asset totaling $100,000 less a 100% valuation allowance of $400,000, which resulted in no recognized net deferred tax asset at December 31, 2006.

     For 2007, we had deferred tax assets totaling $450,000, with no valuation allowance (the $400,000 valuation allowance from 2006 was reversed in 2007), which resulted in a $450,000 deferred tax asset at December 31, 2006.

     Please advise if our understanding of this staff comment is in error.

     Our original proposed disclosures to our income tax footnote in future filings are again listed as follows (using 2007 and 2006 amounts below as an example):

Significant components of the Company's deferred Federal income taxes were as follows:

                                                    2007              2006
                                                  ----------         ----------
Deferred tax assets
Net operating loss carryforwards                  $  405,000         $  349,000
Stock-based compensation expense                      42,000             49,000
Depreciation and amortization expense                  3,000              2,000
                                                  ----------         ----------
Total deferred tax assets                            450,000            400,000
Less valuation allowance                                -              (400,000)
                                                  ----------         ----------
     Deferred tax assets, net of valuation          450,000               -
                                                  ----------         ----------
Deferred tax liabilities                                -                 -
                                                  ----------         ----------
Net tax assets                                   $  450,000          $    -
                                                    ========           =======

     The differences between the effective income tax rate reflected in the provision for income taxes and the amounts, which would be determined by applying statutory income tax rate of 34% for 2007 and 15% for 2006, is summarized as follows:

                                                     2007               2006
                                                  ----------         ----------
Tax provision at Federal statutory rate           $ (101,000)       $  (2,000)
Effect of State taxes                                (15,000)             -
Valuation allowance - net operating loss             400,000            1,000
Change in expected income tax rate                   173,000              -
Stock-based compensation                              (7,000)           9,000
Valuation allowance - Sports memorabilia
 collection                                             -              (8,000)
                                                   ----------        ----------
Total tax benefit (provision)                     $  450,000        $     -
                                                      ======           ======

Changes In and Disagreements With Accountants on Accounting and Financial Disclosures

Management's Annual Report on Internal Control over Financial Reporting

5. We note your proposed amendment to your Form 10-KSB in response to comment thirteen from our letter dated September 3, 2008. You have concluded that your internal controls over financial reporting (defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934) were effective as of December 31, 2007. However, your proposed revisions still do not disclose the conclusions of your principal executive and financial officer(s) regarding the effectiveness of your disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Please amend your Form 10-KSB to describe the conclusions reached by your principal executive and financial officer(s) regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007.

Response

     We intend to amend the section of Form 10-KSB entitled Management's Annual Report on Internal Control Over Financial Reporting to read as follows:

     3. As required by Rule 13a-15(b) and 15d-15(e) under the Exchange Act, our Chief Executive Officer who is also our Principal Accounting Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. The Company's Chief Executive Officer has concluded that the Company's disclosure controls and procedures as of December 31, 2007 were effective.

     We trust this addresses the comments in the November 15, 2008 letter. Please contact me if you have any further comments or questions.

                                                      Sincerely,
                                                      BRASHEAR, MARSH,
                                                      KURDZIEL & McCARTY, P.L.

                                                      /s/Bruce Brashear
                                                      ------------------------
                                                      By: Bruce Brashear, Esq.